June 30, 2010

By EDGAR Transmission and by Hand Delivery

Maryse Mills-Appenteng
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Information Security Technology, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 28, 2010
File No. 001-34076

Dear Ms. Mills-Appenteng:

On behalf of China Information Security Technology, Inc. ("CIST," "we," or "our"), we hereby submit the following responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received on June 8, 2010, with respect to our Preliminary Information Statement on Schedule 14C (the "Information Statement").

We understand and agree that:

a.     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.     the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company on a consolidated basis.

Maryse Mills-Appenteng
Division of Corporation Finance

June 30, 2010

Response: In light of the Staff’s comments we have filed a preliminary Proxy Statement on Schedule 14A for a stockholder meeting to be held on August 20, 2010.

[Remainder of Page Left Blank Intentionally]

Maryse Mills-Appenteng
Division of Corporation Finance

June 30, 2010

If you would like to discuss our response, the Amendment or any other matters regarding CIST, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

CHINA INFORMATION SECURITY TECHNOLOGY, INC.

By: /s/Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer